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                                                                 EXHIBIT (a)(10)


To:  PFSweb employees who are tendering option holders
From : Harvey Achatz
Date: June 4, 2001

This message confirms that we have received your Letter of Transmittal for the Exchange of Stock Options. Pursuant to the Offer to Exchange and the Letter of Transmittal, we will cancel the options that you have tendered as set forth on your Letter of Transmittal. The new options will be issued to you in accordance with, and subject to the terms and conditions of, the Offer to Exchange.

If you have any questions about this message please contact me at 972-881-2900, extension 2130.